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                                                                  Exhibit (a)(9)

For Immediate Release

          UNIVERSAL MUSIC GROUP ANNOUNCES CLOSE OF SUCCESSFUL INITIAL
        OFFERING PERIOD AND PROVIDES FOR SUBSEQUENT OFFERING PERIOD IN
                     ITS CASH TENDER OFFER FOR EMUSIC.COM

          Los Angeles, California, May 18, 2001   Universal Music Group
announced today that at the expiration of the initial offering period yesterday for all outstanding shares of common stock of EMusic.com, Inc. (Nasdaq: EMUS), its wholly owned subsidiary Universal Acquisition Corp. accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer at the price of $0.57 per share in cash. Based on preliminary information provided by American Stock Transfer & Trust Company, the depositary for the tender offer, prior to the expiration of the initial offering period at midnight, May 17, approximately 31,831,000 shares of EMusic common stock were tendered (including 4,526,000 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 43,202,100 shares currently outstanding, or approximately 73.7% of all outstanding shares.

          Universal Music Group also announced that Universal Acquisition Corp. has elected to provide for a subsequent offering period of ten business days, commencing immediately, with a scheduled expiration of 5:00 p.m. New York City time on Friday, June 1, 2001. All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders shall receive the same price of $0.57 per share in cash. No shares tendered in the initial offering period or in the subsequent offering period may be withdrawn after tender.

          Shares properly tendered during the subsequent offering period will be immediately accepted and promptly paid after such acceptance. Payment for shares tendered during the initial offering period and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation. None of the conditions of the Universal Music Group tender offer that were applicable to the initial offering period will be applicable to the subsequent offering period.

          As previously announced, if Universal Acquisition Corp. acquires, through the initial tender offer and the subsequent offering period, 80% or more of the outstanding shares, under its Merger Agreement with EMusic, Universal Acquisition Corp. has the right to acquire from EMusic that number of shares (at $0.57 per share) which will, when added to the shares previously acquired, give it 90% of the total outstanding shares of EMusic. That level of ownership would then allow Universal Acquisition Corp. to effect a "short-form" merger under Delaware law without action by any other stockholder. If Universal Acquisition Corp. does not acquire the shares necessary to reach the 90% level, it intends to seek approval of a merger by a vote of stockholders held at a duly noticed meeting, where it will be able to approve the merger without the vote of any other stockholder. On the consummation of either a short-form or other merger, each remaining share of EMusic's stock will be converted into the right to receive $0.57 in cash and EMusic will become a wholly owned indirect subsidiary of Universal Music Group.
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          Since it was founded in January 1998, EMusic has established itself at the forefront of how music will be discovered, delivered and enjoyed in the next decade. In addition to having the Internet's leading downloadable music subscription service, EMusic operates one of the most popular families of music-oriented Web sites -- including RollingStone.com, EMusic.com and DownBeat.com. The company is based in Redwood City, California, with regional offices in Chicago, Los Angeles and New York.

          Universal Music Group is the world's leading music company with wholly owned record operations or licensees in 63 countries around the world. Its businesses also include Universal Music Publishing Group, one of the industry's largest global music publishing operations. Universal Music Group consists of record labels A&M Records, Decca Record Company, Deutsche Grammophon, Geffen Records, Interscope Records, Island Def Jam Music Group, Jimmy and Doug's Farmclub.com, MCA Nashville, MCA Records, Mercury Records, Motown Records, Philips, Polydor, Universal Records, and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalog of music in the industry which is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and UM3 (outside the U.S.).

          Universal Music Group is a unit of Vivendi Universal, a global media and communications company.